Exhibit 99.6

Formation Capital Corporation

 consolidated financial statements

FEBRUARY  28, 2005

Deloitte.

Deloitte & Touche LLP

2800 - 1055 Dunsmuir Street

4 Bentall Centre

P.O. Box 49279

Vancouver BC  V7X 1P4

Canada

Tel: (604) 669-4466

Fax: (604) 685-0395

www.deloitte.ca

Report of Independent Registered Chartered Accountants

To the Shareholders of

Formation Capital Corporation

(An exploration stage company)

We have audited the consolidated balance sheets of Formation Capital Corporation (an exploration stage company) as at February 28, 2005 and February 29, 2004 and the consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three year period ended February 28, 2005 and for the period from inception on June 13, 1988 to February 28, 2005.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at February 28, 2005 and February 29, 2004 and the results of its operations and its cash flows for each of the years in the three year period ended February 28, 2005 and for the period from inception on June 13, 1988 to February 28, 2005 in accordance with Canadian generally accepted accounting principles.

The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

May 20, 2005

Comments by Independent Registered Chartered Accountants on Canada - United States of America Reporting Differences

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 3 to the consolidated financial statements.  Our report to the shareholders dated May 21, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of the independent registered chartered accountants when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

May 20, 2005

Member of

Deloitte Touch Tohmatsu

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Balance Sheets
(Canadian Dollars)

	February 28,	February 29,
	2005	2004
ASSETS

CURRENT
Cash and cash equivalents	$ 13,161,884	$ 10,731,587
Precious metals inventory (Note 4)	1,500,103	-
Amounts receivable	47,860	82,813
Prepaid expenses and other (Note 5)	286,629	199,991
TOTAL CURRENT ASSETS	14,996,476	11,014,391
RECLAMATION DEPOSIT	20,970	22,706
MINERAL PROPERTIES (Note 6)	24,772,552	18,425,375
PROPERTY, PLANT AND EQUIPMENT (Note 7)	5,066,138	3,216,109
TOTAL ASSETS	$ 44,856,136	$ 32,678,581

LIABILITIES
CURRENT
Accounts payable	$ 503,465	$ 254,059
Accrued liabilities	322,816	125,933
TOTAL LIABILITIES	826,281	379,992

COMMITMENTS (Note 17)

SHAREHOLDERS' EQUITY
Share capital (Note 10)
Authorized
50,000,000 preferred shares without par value
Unlimited common shares without par value
159,212,058 common shares (2004 - 120,486,544 shares)	55,631,626	41,893,479
Contributed surplus	1,609,101	603,121
Deficit, accumulated during exploration stage	(13,210,872)	(10,198,011)
TOTAL SHAREHOLDERS' EQUITY	44,029,855	32,298,589
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 44,856,136	$ 32,678,581

APPROVED BY THE BOARD

"Mari-Ann Green" "Scott Bending"
Director Director

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Operations
(Canadian Dollars)
	Cumulative
	from
	inception on
	June 13, 1988	For the years ended
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

EXPENSES
Accounting and audit	$ 1,349,594	$ 271,420	$ 156,001	$ 116,215
Administration	1,060,340	174,750	136,455	131,190
Advertising and promotion	1,025,065	167,165	16,168	86,147
Bank charges and financing costs	125,650	2,771	2,136	22,277
Depreciation	523,629	51,882	42,273	57,971
Foreign exchange	(70,951)	13,488	(22,375)	(54,270)
Interest on long-term debt	525,212	-	234,561	217,091
Legal fees	683,773	166,221	80,518	19,387
Listing and filing fees	499,313	50,080	49,015	34,673
Management fees	298,998	24,809	18,414	9,611
Office	1,913,987	196,233	88,520	127,517
Shareholder information	799,124	87,918	25,990	14,336
Stock-based compensation	1,502,979	1,502,979	-	-
Write-down of mineral properties (net of property option income)	3,758,531	65,645	788,618	-
LOSS BEFORE UNDERNOTED ITEMS	(13,995,244)	(2,775,361)	(1,616,294)	(782,145)
OTHER INCOME (Note 11)	1,173,434	185,876	56,007	16,829
NON-CONTROLLING INTEREST	34,314	-	-	-
NET LOSS FOR THE PERIOD	$ (12,787,496)	$ (2,589,485)	$ (1,560,287)	$ (765,316)

Basic and diluted loss per share		$ (0.02)	$ (0.02)	$ (0.02)

Weighted average number of shares outstanding		128,966,619	75,427,985	50,181,903

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)						Page 1 of 3

					Deficit
			Share		accumulated
	Common shares without		Subscriptions		during the	Total
From inception on June 13, 1988 to	par value		and Special	Contributed	exploration	shareholders'
February 28, 2005	Shares	Amount	Warrants	Surplus	stage	equity

Issuance of common shares for cash	653,687	$ 163,422	$ -	$ -	$ -	$ 163,422
Net loss	-	-	-	-	(78,999)	(78,999)
Balance, February 28, 1989	653,687	163,422	-	-	(78,999)	84,423
Issuance of common shares for cash	1,917,184	510,451	-	-	-	510,451
Share issue costs	-	(5,325)	-	-	-	(5,325)
Net loss	-	-	-	-	(148,315)	(148,315)
Balance, February 28, 1990	2,570,871	668,548	-	-	(227,314)	441,234
Issuance of common shares for cash	615,934	506,514	-	-	-	506,514
Net loss	-	-	-	-	(175,407)	(175,407)
Balance, February 28, 1991	3,186,805	1,175,062	-	-	(402,721)	772,341
Issuance of common shares for cash	254,250	184,597	-	-	-	184,597
Issuance of common shares for resource property	85,000	85,000	-	-	-	85,000
Net loss	-	-	-	-	(176,247)	(176,247)
Balance, February 29, 1992	3,526,055	1,444,659	-	-	(578,968)	865,691
Issuance of common shares for cash	812,375	447,557	-	-	-	447,557
Issuance of common shares for acquisition of subsidiary	451,094	360,875	-	-	-	360,875
Issuance of common shares for resource property	45,000	39,150	-	-	-	39,150
Net loss	-	-	-	-	(191,160)	(191,160)
Balance, February 28, 1993	4,834,524	2,292,241	-	-	(770,128)	1,522,113
Issuance of common shares for cash	2,993,019	2,905,138	-	-	-	2,905,138
Issuance of common shares under consulting agreement	18,000	18,000	-	-	-	18,000
Issuance of common shares for finders fee
on private placement	30,000	21,000	-	-	-	21,000
Issuance of common shares for commission
on private placement	24,750	47,025	-	-	-	47,025
Issuance of common shares for resource properties	7,100	22,380	-	-	-	22,380
Share issue costs	-	(38,648)	-	-	-	(38,648)
Net loss	-	-	-	-	(298,217)	(298,217)
Balance, February 28, 1994	7,907,393	5,267,136	-	-	(1,068,345)	4,198,791
Issuance of common shares for cash	1,184,700	1,857,250	-	-	-	1,857,250
Issuance of common shares for resource properties	10,000	29,250	-	-	-	29,250
Issuance of common shares for finders fee	3,000	10,050	-	-	-	10,050
Issuance of common shares for
flow-through private placement	25,000	75,000	-	-	-	75,000
Net loss	-	-	-	-	(344,462)	(344,462)
Balance, February 28, 1995	9,130,093	7,238,686	-	-	(1,412,807)	5,825,879
Issuance of common shares for cash	527,825	1,387,598	-	-	-	1,387,598
Issuance of common shares for resource properties	4,635	28,773	-	-	-	28,773
Issuance of common shares for finders fee	28,150	105,563	-	-	-	105,563
Issuance of common shares for
flow-through private placement	25,000	75,000	-	-	-	75,000
Issuance of special warrants	-	-	3,192,967	-	-	3,192,967
Net loss	-	-	-	-	(651,252)	(651,252)
Balance, February 29, 1996	9,715,703	8,835,620	3,192,967	-	(2,064,059)	9,964,528
Issuance of common shares on conversion of
special warrants	1,100,000	3,192,967	(3,192,967)	-	-	-
Issuance of common shares for cash	178,300	601,665	-	-	-	601,665
Issuance of common shares for resource properties	2,280	13,715	-	-	-	13,715
Issuance of common shares for finders fee	6,500	22,100	-	-	-	22,100
Net loss	-	-	-	-	(1,301,903)	(1,301,903)
Balance, February 28, 1997	11,002,783	12,666,067	-	-	(3,365,962)	9,300,105
Issuance of common shares for cash	75,000	90,000	-	-	-	90,000
Issuance of common shares for resource property	16,028	50,000	-	-	-	50,000
Issuance of special warrants	-	-	3,252,834	-	-	3,252,834
Net loss	-	-	-	-	(1,332,424)	(1,332,424)
Balance, February 28, 1998	11,093,811	12,806,067	3,252,834	-	(4,698,386)	11,360,515

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)						Page 2 of 3

					Deficit
			Share		accumulated
	Common shares without		Subscriptions		during the	Total
From inception on June 13, 1988 to	par value		and Special	Contributed	exploration	shareholders'
February 28, 2005	Shares	Amount	Warrants	Surplus	stage	equity

Balance carried forward February 28, 1998	11,093,811	12,806,067	3,252,834	-	(4,698,386)	11,360,515
Issuance of common shares for cash	400,000	344,000	-	-	-	344,000
Issuance of common shares for resource property	26,000	27,460	-	-	-	27,460
Issuance of common shares on conversion of
special warrants	3,187,410	3,252,834	(3,252,834)	-	-	-
Issuance of common shares for private placement	1,250,000	500,000	-	-	-	500,000
Share issue costs	-	(40,818)	(1,230)	-	-	(42,048)
Subscriptions for shares not yet issued	-	-	133,525	-	-	133,525
Net loss	-	-	-	-	(1,470,657)	(1,470,657)
Balance, February 28, 1999	15,957,221	16,889,543	132,295	-	(6,169,043)	10,852,795
Issuance of common shares for cash	6,481,000	1,722,000	(133,525)			1,588,475
Issuance of common shares on
conversion of stock options	182,500	41,975	-	-	-	41,975
Exercise of share purchase warrants	2,906,400	726,600	-	-	-	726,600
Issuance of common shares for acquisition of
non-controlling interest	93,000	69,750	-	-	-	69,750
Share issue costs	-	(178,627)	1,230	-	-	(177,397)
Net loss	-	-	-	-	(559,459)	(559,459)
Balance, February 29, 2000	25,620,121	19,271,241	-	-	(6,728,502)	12,542,739
Issuance of common shares for cash	3,100,000	1,085,000	-	-	-	1,085,000
Issuance of common shares on conversion
of stock options	480,000	112,000	-	-	-	112,000
Exercise of share purchase warrants	1,051,500	399,275	-	-	-	399,275
Share issue costs	-	(150,072)	-	-	-	(150,072)
Subscriptions for shares not yet issued	-	-	770,000	-	-	770,000
Stock-based compensation	-	-	-	77,032	-	77,032
Net loss	-	-	-	-	(550,856)	(550,856)
Balance, February 28, 2001	30,251,621	20,717,444	770,000	77,032	(7,279,358)	14,285,118
Issuance of common shares for cash	5,390,000	2,153,602	(770,000)	-	-	1,383,602
Issuance of common shares on exercise of stock options	1,425,000	385,500	-	-	-	385,500
Exercise of share purchase warrants	700,000	280,000	-	-	-	280,000
Share issue costs	-	(166,075)	-	-	-	(166,075)
Subscriptions for shares not yet issued	-	-	236,280	-	-	236,280
Warrants valued on issue of promissory note	-	-	-	140,000	-	140,000
Stock-based compensation	-	-	-	60,343	-	60,343
Net loss	-	-	-	-	(593,050)	(593,050)
Balance, February 28, 2002	37,766,621	23,370,471	236,280	277,375	(7,872,408)	16,011,718
Issuance of common shares for cash	20,262,810	4,907,636	(236,280)	-	-	4,671,356
Issuance of common shares for debt settlement	1,211,675	307,676	-	-	-	307,676
Issuance of common shares for compensation	150,000	44,250	-	-	-	44,250
Share issue costs	-	(373,220)	-	-	-	(373,220)
Warrants valued on issue of debenture	-	-	-	694,405	-	694,405
Stock-based compensation	-	-	-	38,876	-	38,876
Net loss	-	-	-	-	(765,316)	(765,316)
Balance, February 28, 2003	59,391,106	28,256,813	-	1,010,656	(8,637,724)	20,629,745

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Shareholders' Equity
(Canadian Dollars)						Page 3 of 3

					Deficit
			Share		accumulated
	Common shares without		Subscriptions		during the	Total
From inception on June 13, 1988 to	par value		and Special	Contributed	exploration	shareholders'
February 28, 2005	Shares	Amount	Warrants	Surplus	stage	equity

Balance, February 28, 2003	59,391,106	28,256,813	-	1,010,656	(8,637,724)	20,629,745
Issuance of common shares for cash	43,495,275	10,637,400	-	-	-	10,637,400
Issuance of common shares for debt settlement	130,000	26,000	-	-	-	26,000
Issuance of common shares on exercise of stock
options	915,000	205,700	-	-	-	205,700
Exercise of share purchase warrants	13,115,163	3,220,064	-	(131,375)	-	3,088,689
Issuance of common shares on conversion of
debenture	3,440,000	498,447	-	(325,000)	-	173,447
Share issue costs	-	(950,945)	-	-	-	(950,945)
Stock-based compensation	-	-	-	48,840	-	48,840
Net loss	-	-	-	-	(1,560,287)	(1,560,287)
Balance, February 29, 2004	120,486,544	41,893,479	-	603,121	(10,198,011)	32,298,589
Issuance of common shares for cash	25,300,000	10,150,000	-		-	10,150,000
Issuance of common shares on exercise of stock
options	2,401,565	619,435	-	-	-	619,435
Exercise of share purchase warrants	9,823,949	2,952,707	-	(23,000)	-	2,929,707
Stock-based compensation - retroactive effect (Note 3)	-	417,375	-	6,001	(423,376)	-
Share issue costs	-	(881,370)	-		-	(881,370)
Stock-based compensation (Note 10 (a) (iii))	-	-	-	1,022,979	-	1,022,979
Share compensation (Note 10 (a) (iii))	1,200,000	480,000	-	-	-	480,000
Net loss	-	-	-	-	(2,589,485)	(2,589,485)
Balance, February 28, 2005	159,212,058	$ 55,631,626	$ -	$ 1,609,101	$ (13,210,872)	$ 44,029,855

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)				Page 1 of 2
	Cumulative
	from
	inception on
	June 13, 1988	For the years ended
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003
OPERATING ACTIVITIES
Net loss for the period	$ (12,787,496)	$ (2,589,485)	$ (1,560,287)	$ (765,316)
Items not involving cash
Depreciation	523,629	51,882	42,273	57,971
Financing costs	245,314	-	115,237	127,819
Gain on sale of investments (Note 11)	(356,924)	-	(695)	(6,800)
Write-down of mineral properties	3,957,613	65,645	788,618	-
Write-down of investments (Note 11)	53,052	-	-	418
Non-controlling interest	(34,314)	-	-	-
Finder's fee settled by issuance of shares	22,100	-	-	-
Stock-based compensation	1,547,229	1,502,979	-	44,250
Change in non-cash operating working
capital items (Note 14)	(266,196)	394,603	(305,385)	(642,615)
Precious metals inventory	(1,500,103)	(1,500,103)	-	-
	(8,596,096)	(2,074,479)	(920,239)	(1,184,273)
FINANCING ACTIVITIES
Lease obligation	-	-	(5,197)	(7,783)
Share capital and special warrants issued for cash	55,909,607	13,699,142	13,931,790	4,671,358
Share and special warrant issue expenses	(2,982,604)	(881,370)	(950,945)	(373,220)
Share capital issued by subsidiary	112,500	-	-	-
Promissory notes	800,000	-	-	-
	53,839,503	12,817,772	12,975,648	4,290,355
INVESTING ACTIVITIES
Mineral property expenditures	(26,898,631)	(6,412,822)	(1,117,952)	(1,500,650)
Purchase of property, plant and equipment	(5,655,329)	(1,901,911)	(481,620)	(1,351,781)
Reclamation deposits	(20,970)	1,737	1,326	(24,033)
Proceeds on sale of investments	382,188	-	847	6,882
Proceeds on sale of property, plant and equipment	79,309	-	-	-
Other	31,910	-	-	-
	(32,081,523)	(8,312,996)	(1,597,399)	(2,869,582)
NET CASH INFLOW	13,161,884	2,430,297	10,458,010	236,500
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	-	10,731,587	273,577	37,077
CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 13,161,884	$ 13,161,884	$ 10,731,587	$ 273,577

CASH AND CASH EQUIVALENTS ARE COMPRISED OF:
Cash	$ 1,111,884	$ 1,111,884	$ 2,731,587	$ 273,577
Short-term investments	12,050,000	12,050,000	8,000,000	-
	$ 13,161,884	$ 13,161,884	$ 10,731,587	$ 273,577

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Consolidated Statements of Cash Flows
(Canadian Dollars)	Page 2 of 2

Supplemental Disclosure of Non-Cash Investing and Financing Activities

1/	The following transactions are not reflected in the consolidated statement of cash flows:

(a)	During the year ended February 28, 2005:

(i)	2,895,000 stock options valued at $1,022,979 were granted to directors, consultants and employees (Note 10 (a) (iii)).

(ii)	1,200,000 common shares with a value of $480,000 were issued as compensation to the management (Note 10 (a) (iii)).

(b)	During the year ended February 29, 2004:

(i)	505,000 stock options valued at $48,840 were granted to consultants and were capitalized to mineral properties.

(ii)	130,000 common shares and 65,000 share purchase warrants with a combined value of
$26,000 were issued to a consultant to settle an amount owing. The services rendered by the consultant were capitalized to mineral properties.

(iii)	3,440,000 common shares with a value of $498,447 were issued upon conversion of the convertible debentures.

(c)	During the year ended February 28, 2003:

(i)	680,000 stock options valued at $38,876 were granted to consultants and were capitalized to mineral properties.

(ii)	2,666,400 warrants valued at $369,405 were issued as part of the private placement of
7.5% secured, convertible, redeemable debentures, that closed on April 3, 2002;
the broker fee included 519,980 warrants valued at $60,000.

(iii)	150,000 common shares with a value of $44,250 were issued as compensation to management.

2/	Other Supplementary Information
For the years ended
February 28,	February 29,	February 28,
2005	2004	2003

Interest Paid	$ -	$ 112,501	$ -

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

1.

NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves which are economically recoverable.  None of the Company’s operations are conducted through joint venture entities.

The Company’s emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho.  The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material.  Material is refined into high purity silver and gold bullion.  The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually.  This facility was originally purchased by the Company in order to process the cobalt concentrate from its US operations.  In the past this facility processed silver/copper concentrates and will have to be refurbished to process the cobalt material.  Commercial production has not commenced as at February 28, 2005.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which in these circumstances conform in all material respects with United States generally accepted accounting principles (“US GAAP”) except as described in Note 16.

(a)

Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Formation Capital Corporation U.S., a Nevada corporation, Formation Chemicals, Inc., an Idaho corporation, Coronation Mines Ltd. (“Coronation”), a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company.  All inter-company transactions and balances have been eliminated.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  Actual results may differ from those estimates.

(c)

Cash and cash equivalents

Cash and cash equivalents consists of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(d)

Inventories

Inventories of precious metals are stated at the lower of cost and net realizable value.  Inventories consist substantially of silver and gold metals and includes cost of materials and direct processing costs.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(e)

Mineral properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts.  These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned.  Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net realizable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment.  Measurement of an impairment loss is based on the fair value of the mineral properties.  An impairment in value would be indicated if the assets’ carrying value exceeds expected future cash flows.

For the year ended February 28, 2005 an impairment of $65,645 was provided (February 29, 2004 – $788,618  and February 28, 2003 – Nil).

(f)

Property, plant and equipment

Property, plant and equipment are recorded at cost and the Company provides for depreciation on a declining balance basis at the rate of 5% per annum for buildings and 30% per annum on all other equipment.  As at February 28, 2005, the plant was not in commercial production. Depreciation of the plant will be charged to operations when commercial production commences.

(g)

Future income taxes

The Company accounts for income taxes using the asset and liability method.  Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company’s assets and liabilities.  These future taxes are measured by the provisions of currently substantively enacted tax laws.  Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

(h)

Stock-based compensation

The Company applied the fair value method for valuing stock option grants.  Under this method, compensation costs, attributable to share options granted to employees, contractors, officers and directors, is measured at fair value at the grant date and recorded to stock compensation expense over the vesting period of the related option with a corresponding increase to contributed surplus.  Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

(i)

Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the period.  Diluted loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the “treasury stock” method.  Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options and warrants unless their effect is anti-dilutive.  The Company had a net loss for all years presented herein; therefore, none of the options and warrants outstanding during each of the periods presented were included in the computation of diluted loss per share as they were anti-dilutive.  Common equivalent shares excluded from the calculation of diluted loss per share comprised 6,208,435 stock options (2004 - 5,915,000; 2003 - 4,500,000) and 41,079,699 share purchase warrants (2004 - 36,591,148; 2003 - 26,751,377).

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(j)

Asset retirement obligations

Effective March 1, 2004, the Company adopted the provisions of CICA Handbook Section 3110, Asset Retirement Obligations.  This standard requires the Company to recognize legal obligations associated with the retirement, reclamation and remediation of mineral properties.  These obligations are recorded at fair value and are subsequently adjusted for the accretion of the discount and any changes in the underlying cash flows.  The asset retirement cost is capitalized as part of the cost of the related asset, then amortized to earnings over time.  This change had no material impact on the financial position or results of operations of the Company.

(k)

Foreign currency translation

The Company’s and its subsidiaries’ functional currency is the Canadian dollar.  The subsidiary operations are regarded as being integrated with the parent company and therefore the temporal method of translation has been applied.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transaction.  Revenues and expenses are also translated at rates in effect at the time of the transaction.  Gains and losses on translation are included in the results from operations.

(l)

Comparative figures

Certain of the prior year’s figures have been reclassified to conform to the current period’s presentation.

3.

CHANGE IN ACCOUNTING POLICIES

Stock-based compensation

Effective March 1, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation on a retroactive basis without restatement of prior periods.  The recommendations require the Company to record a compensation expense with a corresponding increase to contributed surplus over the vesting period based on the fair value of options granted to employees and directors.  Upon the exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.  This change resulted in an increase to accumulated deficit of $423,376 and an increase to share capital and contributed surplus of $423,376.  The effect on the current year’s financial statements was an increase of $913,096 to net loss and a corresponding increase to contributed surplus.

4.

PRECIOUS METALS INVENTORY

Inventories consist of:

	February 28,	February 29,
	2005	2004

Silver inventory held at a financial institution	$ 1,114,591	$ -
Silver inventory	325,527	-
Gold inventory	59,985	-
	$ 1,500,103	$ -

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

5.

PREPAID EXPENSES AND OTHER

	February 28,	February 29,
	2005	2004

Prepaid expenses	$ 285,640	$ 199,002
Investments	989	989
	$ 286,629	$ 199,991

The investments represent shares in publicly-traded companies which are carried at the lower of cost and quoted market value.  As at February 28, 2005, the quoted market value was $1,649 (February 29, 2004 - $2,218).

6.

MINERAL PROPERTIES

Mineral properties consist of:

	February 28,	February 29,
	2005	2004
Idaho Cobalt Belt
Idaho Cobalt Project (See Schedule)	$ 20,586,208	$ 14,351,832
Black Pine	3,210,013	3,192,197
Badger Basin	101,551	97,096
	23,897,772	17,641,125

Other Projects
Morning Glory/Wallace Creek	388,921	379,657
El Milagro	252,688	234,256
Flin Flon	-	65,645
Queen of the Hills	31,143	26,016
Compass/Kernaghan	121,958	2,268
Virgin River	11,237	9,590
Other	68,833	66,818
	874,780	784,250
	$ 24,772,552	$ 18,425,375

 (a)

Idaho Cobalt Belt

(i)

Idaho Cobalt Project

The Company has exercised its lease option agreement, with a company controlled by a director, whereby the Company earned a 100% interest in certain mineral claims in Idaho by paying US$26,805 (paid) and option payments of US$2,130 per year until 2004 (paid) provided that the option payment will be reduced by US$30 for each claim the Company has elected to purchase by paying US$100 for such claim.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

6.

MINERAL PROPERTIES (Continued)

(a)

Idaho Cobalt Belt (continued)

(ii)

Black Pine

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho.

The Company also has a lease option agreement to purchase certain mineral claims located in Lemhi County, Idaho which requires annual advance royalty payments of US$400 per claim to 2006.  During the year ended February 28, 1999 an amendment to the agreement was negotiated which requires payments of nil if the average price of copper trades below US$0.85 per pound, US$200 per claim if the average price of copper trades between US$0.85 to $0.89 per pound and US$400 per claim if the average price of copper trades above US$0.90 per pound.  In addition, the Company will be required to pay the lessors a sliding scale net smelter return royalty (“NSR”) of between 1% and 5% based on the realized price of copper to a maximum of US$2,000,000 (including the option payments).

There have been no payments due since the amended agreement was concluded. During the year ended February 29, 2004 the Company again amended the option agreement to extend the term for two - five year terms, and share on a 50/50 basis with the optioner any payments received from a joint venture partner.

(iii)

Badger Basin

The Company has a 100% interest, through staking, in these claims located in Lemhi County, Idaho.

(b)

Other Projects

(i)

Morning Glory/Wallace Creek

a)

Morning Glory

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  During the year ended February 28, 2001, the terms of the lease option were amended to require annual payments based on the price of gold ranging from no payments to US$3,000.  The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return.  A total of US$36,900 (2004 - US$33,900) has been paid to date.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 which includes the advance annual minimum royalty payments.

b)

Wallace Creek

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho.

The Company also has a 100% lease option on certain additional mineral claims located in the same area.  During the year ended February 28, 2001, the terms of the lease option were amended from a required minimum annual advance royalty payment of US$8,000 to annual payments based on the price of gold ranging from no payments to US$8,000.  The annual minimum advance royalty payment is applied against a 3% to 5% net smelter return.  To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

6.

MINERAL PROPERTIES (Continued)

(b)

Other Projects (continued)

(ii)

El Milagro

During the year ended February 28, 1998, the Company entered into a purchase option agreement whereby the Company can earn a 100% interest in the El Milagro property in Tamaulipas, Mexico, by making equal semi-annual payments over four years totaling 800,000 pesos ($150,000).  During the year ended February 28, 2001, a revision of the agreement allows the remaining 300,000 pesos to be paid by making equal semi-annual payments of 50,000 pesos ($9,375) over three years.  As at February 28, 2005, the total obligation has been satisfied and the Company has an 100% interest in the property.

(iii)

Flin Flon

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

(iv)

Queen of the Hills

The Company holds a 100% lease option on certain mineral claims located in Lemhi County, Idaho.  During the year ended February 28, 2001, the terms of the lease option agreement were amended from a required minimum annual advance royalty payment of US$1,400 to annual payments based on the price of gold ranging from no payments to US$1,400.  A total of US $21,000 (2004 - US $19,600) has been paid to date.  To exercise the option, the Company must pay a total purchase price of US $1,000,000 including the advance annual minimum royalty payments.

(v)

Compass/Kernaghan

a)

Compass Lake

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee.  The Company has certain participation options when the property reaches the mine development stage and will retain a sliding scale NSR, between 1% and 8%, based on the price of gold.  The optionee has the right to purchase one-half of the Company’s net smelter returns royalty for $1,000,000.

b)

Kernaghan Lake

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totalling $1,000,000 (deemed completed).

The Company can participate at the 20% level, or has the option to dilute to a 7% participation level which then becomes a net profit interest.  The optionee has the right to purchase all or part of the net profit interest during the first year of commercial production by paying $700,000 per percentage point which increases to $800,000 per percentage point during the second year of production.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

6.

MINERAL PROPERTIES (Continued)

(b)

Other Projects (continued)

(vi)

Virgin River

During the year ended February 28, 1999, the Company entered into a joint exploration agreement whereby the Company obtained a 2% interest carried through the first $10,000,000 of exploration expenditures and a right of first refusal to purchase an additional 8% interest in exchange for waiving all future work commitments on the Kernaghan Lake Project thereby vesting the optionee.

(vii)

Other

The Company has varying other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan, Manitoba and Mexico.

7.

PROPERTY, PLANT AND EQUIPMENT

	February 28,			February 29,
	2005			2004
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depreciation	Value	Cost	Depreciation	Value

Land and building	$ 176,351	$ 43,805	$ 132,546	$ 176,351	$ 39,872	$ 136,479
Plant	4,750,448	-	4,750,448	2,986,027	-	2,986,027
Office furniture, fixtures and equipment	508,907	343,689	165,218	371,416	304,139	67,277
Vehicles	83,492	65,566	17,926	83,492	57,166	26,326
	$ 5,519,198	$ 453,060	$ 5,066,138	$ 3,617,286	$ 401,177	$ 3,216,109

8.

INTEREST ON LONG-TERM DEBT

For the year ended February 29, 2004, interest on long-term debt includes $109,880 of deferred broker fees and expenses paid upon conversion of certain debentures on December 9, 2003 and February 24, 2004 and $27,096 of financing costs upon the conversion of promissory notes issued in 2002.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

9.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying aggregate Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	February 28,	February 29,	February 28,
	2005	2004	2003

Statutory tax rate	36%	36%	38%

Recovery of income taxes computed at standard rates	$ 923,000	$ 556,000	$ 291,000
Effect of non-deductible expenses	(216,000)	(36,000)	(85,000)
Effect of lower tax rates of foreign jurisdictions	-	(5,000)	-
Tax losses not recognized in the period that the benefit arose	(707,000)	(515,000)	(206,000)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company’s future tax assets and liabilities are as follows:

	February 29,	February 29,	February 28,
	2005	2004	2003
Future income tax asset
Operating loss carry forwards	$10,173,005	$ 8,714,956	$10,249,614
Less: Valuation allowances	(4,092,538)	(3,797,869)	(3,841,580)
	6,080,467	4,917,087	6,408,034
Future income tax liability
Accumulated cost base differences on assets	(6,080,467)	(4,917,087)	(6,408,034)
	$ -	$ -	$ -

The Company considers that it is more likely than not that a portion of the future income tax asset will not be realized and has therefore provided $4,417,487 (2004 - $3,797,869;  2003 - $3,841,580) of a valuation allowance.

At February 28, 2005, the Company had the following loss carry-forwards available to reduce future income taxes otherwise payable:

Country	Amount	Expiry

United States	$20,397,000	2006 - 2025
Canada	5,336,000	2006 - 2012
Mexico	1,135,000	2006 - 2015

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL

(a)

Stock options

(i)

As at February 28, 2005, outstanding and exercisable stock options were as follows:

Number of	Exercise
Shares	Price	Expiry Date

125,000	$ 0.15	May 12, 2005
165,000	0.34	July 18, 2005
200,000	0.18	October 20, 2005
50,000	0.36	November 16, 2005
235,000	0.62	January 09, 2006
50,000	0.50	April 19, 2006
2,688,435	0.15	May 12, 2006
150,000	0.53	June 29, 2006
2,545,000	0.50	September 28, 2007
6,208,435	$ 0.33

(ii)

As at February 28, 2005, outstanding, exercisable stock options were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	February 28,	Exercise	February 29,	Exercise	February 28,	Exercise
	2005	Price	2004	Price	2003	Price

Balance outstanding, beginning
of year	5,915,000	$ 0.22	4,500,000	$ 0.27	4,637,500	$ 0.27
Activity during the year
Options granted	2,895,000	0.50	3,800,000	0.19	680,000	0.27
Options exercised	(2,401,565)	0.26	(915,000)	0.22	-	-
Options cancelled/expired	(200,000)	0.53	(1,470,000)	0.27	(817,500)	0.26
Balance outstanding, end of year	6,208,435	$ 0.33	5,915,000	$ 0.22	4,500,000	$ 0.27

(iii)

During the year ended February 28, 2005, 2,895,000 (2004 - 3,800,000) stock options were issued to directors, employees and consultants.  Using the fair value method to value the stock options, $1,022,979 was recorded to stock-based compensation expense.  This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company’s share price of 99% (2004 - 84%) and a weighted average risk free rate of 3.52% (2004 - 3.59%).

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL

(a)

Stock options

(iii)

(continued)

Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value based method of accounting for awards granted on or after March 1, 2002, the Company’s net loss and loss per share would have been increased to the pro forma amounts indicated below:

	Year Ended	Year Ended
	February 29,	February 28,
	2004	2003

Net loss
As reported	$ (1,560,287)	$ (765,316)
Pro forma	$ (1,908,286)	$ (840,693)

Basic and fully diluted loss per share
As reported	$ (0.02)	$ (0.02)
Pro forma	$ (0.03)	$ (0.03)

In addition to the stock options granted, during the year ended February 28, 2005, the Company recorded $480,000 of stock-based compensation expense for the 1,200,000 shares given to the Company’s officers  as compensation.

(b)

Warrants

(i)

Warrants outstanding at February 28, 2005 were as follows:

Number of	Exercise
Warrants	Price	Expiry Date

62,500	$ 0.25	June 02, 2005
1,016,387	0.23	August 22, 2005
19,919,999	0.50	December 05, 2005
1,963,800	0.35	December 05, 2005
618,000	0.50	March 22, 2006
150,000	0.55	June 6, 2006
1,333,333	0.30	February 05, 2007
1,853,180	0.30	April 03, 2007
1,662,500	0.57	February 25, 2007
12,500,000	0.60	February 25, 2007
41,079,699	$ 0.50

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

10.

SHARE CAPITAL (Continued)

(b)

Warrants (continued)

(ii)

The changes in warrants during the two previous years were as follows:

		Weighted		Weighted		Weighted
		Average		Average		Average
	February 28,	Exercise	February 29,	Exercise	February 28,	Exercise
	2005	Price	2004	Price	2003	Price

Balance outstanding,
beginning of year	36,591,148	$ 0.41	26,751,377	$ 0.32	6,444,833	$ 0.49
Activity during the year
Warrants issued	14,312,500	0.60	23,776,434	0.47	22,496,544	0.30
Warrants exercised	(9,823,949)	0.30	(13,115,163)	0.24	-	-
Warrants expired/cancelled	-	-	(821,500)	0.50	(2,190,000)	(0.60)
Balance outstanding,
end of year	41,079,699	$ 0.50	36,591,148	$ 0.41	26,751,377	$ 0.32

11.

OTHER INCOME

	Cumulative
	from
	inception to
	February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Gain on deemed disposition	$ 67,046	$ -	$ -	$ -
Gain on sale of property, plant and equipment	13,747	-	-	-
Gain on sale of investments	276,131	-	695	6,800
Write-down of investments	(53,052)	-	-	(418)
Interest	869,562	185,876	55,312	10,447
	$1,173,434	$ 185,876	$ 56,007	$ 16,829

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

12.

SEGMENTED INFORMATION

The Company’s non-current assets by geographic location are as follows:

	February 28,	February 29,
	2005	2004

Canada	$ 283,541	$ 175,127
United States	29,320,530	21,251,588
Mexico	255,589	237,475
	$ 29,859,660	$ 21,664,190

13.

RELATED PARTY TRANSACTIONS

As at February 28, 2005, accounts payable include $5,221 (2004 - $2,715) due to directors and officers.

14.

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Cumulative
	from inception
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Amounts receivable	$ (46,303)	$ 34,953	$ (70,520)	$ 6,781
Prepaid expenses and other	(285,639)	(86,639)	(171,351)	(27,651)
Accounts payable and accrued liabilities,
relating to operating items	65,746	446,289	(63,514)	(621,745)
	$ (266,196)	$ 394,603	$ (305,385)	$ (642,615)

15.

FINANCIAL INSTRUMENTS

(a)

Fair value

The Company’s financial instruments include cash and cash equivalents, investments, amounts receivable, accounts payable and accrued liabilities and lease obligations.  The carrying value of these financial instruments approximates fair value except for the investments whose fair value is disclosed in Note 5.

(b)

Financial risk

Financial risk is risk arising from changes in interest rates and foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in interest rates and foreign currency exchange rates.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with Canadian GAAP which differ in some respects from US GAAP.  The material differences between Canadian and US GAAP affecting the Company’s financial statements are summarized as follows:

Consolidated Balance Sheets

	February 28,	February 29,
	2005	2004

Total assets under Canadian GAAP	$ 44,856,136	$ 32,678,581
Decrease in mineral properties (a)	(24,772,552)	(18,425,375)
Total assets under US GAAP	$ 20,083,584	$ 14,253,206

Total liabilities under Canadian and US GAAP	$ 826,281	$ 379,992
Shareholders' equity under Canadian GAAP	44,029,855	32,298,589
Cumulative mineral property adjustments (a)	(24,772,552)	(18,425,375)
Shareholders' equity under US GAAP	19,257,303	13,873,214
Total liabilities and shareholders' equity under US GAAP	$ 20,083,584	$ 14,253,206

Consolidated Statements of Operations and Deficit

	Cumulative from
	inception on
	June 13, 1988
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Net loss under Canadian GAAP	$ (12,787,496)	$ (2,589,485)	$ (1,560,287)	$ (765,316)
Mineral property costs (a)	(24,772,552)	(6,347,177)	(404,174)	(1,539,525)
Stock-based compensation (c)	(243,930)	913,096	-	-
Finance costs (g)	156,598	-	73,880	82,718
Net loss under US GAAP	$ (37,647,380)	$ (8,023,566)	$ (1,890,581)	$ (2,222,123)
Basic and fully diluted loss per
share under US GAAP		$ (0.06)	$ (0.03)	$ (0.05)

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Shareholders Equity

				Deficit
				Accumulated
		Share		During the	Total
	Share	Purchase	Contributed	Exploration	Shareholders'
February 28, 2005	Capital	Warrants	Surplus	Stage	Equity

Balance under Canadian GAAP	$ 55,631,626	$ -	$ 1,609,101	$(13,210,872)	$ 44,029,855
Stock-based compensation
Consultant options (c) (i)	-	-	1,157,026	(1,157,026)	-
Retroactive effect (c) (ii)	(417,375)	-	(6,001)	423,376	-
Employees (c) (ii)	-	-	(913,096)	913,096	-
Cumulative mineral property
adjustments (d)	-	-	-	(24,772,552)	(24,772,552)
Warrants (d)	(7,044,943)	7,399,973	(355,030)	-	-
Convertible debenture (g)	(156,598)	-	-	156,598	-
Balance under US GAAP	$ 48,012,710	$ 7,399,973	$ 1,492,000	$(37,647,380)	$ 19,257,303

February 29, 2004

Balance under Canadian GAAP	$ 41,893,479	$ -	$ 603,121	(10,198,011)	$ 32,298,589
Stock-based compensation (c) (i)	-	-	1,157,026	(1,157,026)	-
Cumulative mineral property
adjustments (a)	-	-	-	(18,425,375)	(18,425,375)
Warrants (d)	(3,422,181)	3,800,211	(378,030)	-	-
Convertible debenture (g)	(156,598)	-	-	156,598	-
Balance under US GAAP	$ 38,314,700	$ 3,800,211	$ 1,382,117	$(29,623,814)	$ 13,873,214

February 28, 2003

Balance under Canadian GAAP	$ 28,256,813	$ -	$ 1,010,656	(8,637,724)	$ 20,629,745
Stock-based compensation (c) (i)	-	-	1,157,026	(1,157,026)	-
Cumulative mineral property
adjustments (a)	-	-	-	(18,021,201)	(18,021,201)
Warrants (d)	(136,325)	645,730	(509,405)	-	-
Convertible debenture (g)	-	-	(325,000)	82,718	(242,282)
Balance under US GAAP	$ 28,120,488	$ 645,730	$ 1,333,277	$(27,733,233)	$ 2,366,262

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

Consolidated Statement of Cash Flows

	Cumulative from
	Inception on
	June 13, 1988
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003
OPERATING ACTIVITIES
Operating activities under
Canadian GAAP	$ (8,596,096)	$ (2,074,479)	$ (920,239)	$ (1,184,273)
Mineral property costs,
net of payables (a)	(26,832,986)	(6,347,177)	(1,117,952)	(1,500,650)
Operating activities
under US GAAP	$(35,429,082)	$ (8,421,656)	$ (2,038,191)	$ (2,684,923)

FINANCING ACTIVITIES
Financing activities under
Canadian and US GAAP	$ 53,839,503	$ 12,817,772	$ 12,975,648	$ 4,290,355

INVESTING ACTIVITIES
Investing activities under
Canadian GAAP	$(32,081,523)	$ (8,312,996)	$ (1,597,399)	$ (2,869,582)
Mineral property costs,
net of payables (a)	26,832,986	6,347,177	1,117,952	1,500,650
Investing activities
under US GAAP	$ (5,248,537)	$ (1,965,819)	$ (479,447)	$ (1,368,932)

(a)

Mineral property costs

Canadian GAAP allows acquisition and exploration costs to be capitalized during the search for a commercially mineable body of ore.  Under US GAAP the Company expenses these costs until mining reserves are established on the related mining property.  Under United States GAAP, the Company will commence deferring these expenditures subsequent to the completion of a bankable feasibility study.

(b)

Investments

Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities, classifies investments into three categories based on management’s intentions and anticipated maturity dates of the investments.  Under these three categories, the Company’s investments would be categorized as available for sale securities.  Accordingly, the investments would be carried at the quoted market value (Note 5) and the unrealized gains would be shown as a separate component of shareholders’ equity.  The effect of this GAAP difference is nominal and has not been reflected in the primary reconciliation schedules.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(c)

Accounting for stock-based compensation

(i)

SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options for non-employees.  Under this method, compensation costs are measured at the grant date based on the fair value of the options granted and are recognized over the vesting period.  For the years ending prior to February 28, 2001, Canadian GAAP did not require stock options granted to individuals other than employees or directors to be fair valued.  Therefore, under US GAAP, the options granted to individuals other than employees and directors were fair valued under SFAS No. 123 and were recognized as a consulting expense.  With effect from March 1, 2001, a new Canadian GAAP standard became effective and eliminated this GAAP difference.

(ii)

Effective March 1, 2004 the Company adopted the new Canadian accounting standard for stock-based compensation to employees and directors, retroactively without restatement of prior periods (Note 3).  The recommendations require the Company to record a compensation expense with a corresponding increase to contributed surplus over the vesting period based on the fair value of options granted to employees and directors.  Upon the exercise of options, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Under US GAAP the Company follows Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”).  Under APB 25, companies are not required to record any compensation expense relating to options granted to employees and directors with an exercise price equal to the market price at the date of grant.  The adjustment to the opening deficit as at March 1, 2004, in accordance with Canadian GAAP to recognize the stock-based compensation expense for stock options granted to employees and directors since March 1, 2002 was added back in accordance with US GAAP.

Had compensation cost for the Company’s stock-based compensation plan been determined based on the fair value based method of accounting, the Company’s net loss and loss per share under US GAAP would have been increased to the pro forma amounts indicated below:

	Year Ended	Year Ended	Year Ended
	February 28,	February 29,	February 28,
	2005	2004	2003

Net loss under US GAAP	$ (8,023,566)	$ (1,890,581)	$ (2,222,123)
Net loss - pro forma	$ (8,936,662)	$ (2,312,468)	$ (2,379,790)
Basic loss per share as reported	$ (0.06)	$ (0.03)	$ (0.05)
Basic loss per share - pro forma	$ (0.07)	$ (0.03)	$ (0.05)

(d)

Warrants

Under Canadian GAAP, no separate distinction in shareholders’ equity is made for warrants issued in conjunction with common shares.

Under US GAAP, warrants issued in conjunction with common shares are valued using an option pricing model and disclosed as a separate item in shareholders’ equity.  Although the Company issued such warrants, as each component would be included in shareholders’ equity, there is no net effect on total shareholders’ equity under US GAAP for each period reported.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d)

Warrants (continued)

Under Canadian GAAP, amounts recorded for share purchase warrants issued in connection with a debt instrument are recorded at fair value on part of contributed surplus.  For purposes of US GAAP, these amounts have been reclassified from “contributed surplus” to “share purchase warrants”.

(e)

Comprehensive income

In June 1997, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 130, Reporting Comprehensive Income, which requires that an enterprise report, by major components and as a single total, the change in its net assets during the period from non-owner sources.

	Cumulative from
	inception on
	June 13, 1988
	to February 28,	February 28,	February 29,	February 28,
	2005	2005	2004	2003

Net loss under US GAAP	$ (37,647,380)	$(8,023,566)	$ (1,890,581)	$ (2,222,123)
Other comprehensive income:
Unrealized gain (loss) on investments	660	(663)	349	(1,047)
Comprehensive net loss under US GAAP	$ (37,646,720)	$ 8,024,229)	$ (1,890,232)	$ (2,223,170)
Basic and diluted loss per share		$ (0.06)	$ (0.03)	$ (0.05)

(f)

Accounting for Derivative Instruments and Hedging Activities

In June 1998 the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which standardizes the accounting for derivative instruments.  SFAS No. 133 was effective for all fiscal quarters of all fiscal years beginning after June 15, 1999.  The Company does not engage in hedging activities;  therefore, adoption of SFAS No. 133 had no significant financial impact on its financial position or results of operations.

In December 2001, the CICA issued AcG-13, Hedging Relationships, which harmonized the major differences between Canadian GAAP and United States GAAP.

(g)

Compound instruments

During 2003 the Company issued a convertible debenture.  Under Canadian GAAP, the debenture is bifurcated between its equity and liability components.  The liability component is then accreted to its face value over the expected life of the instrument.  Accreted amounts are expensed as finance costs.  In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities.  SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability.  The convertible debenture issued by the Company would be accounted as a liability.  SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(h)

Recent accounting pronouncements

In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued.  In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133.  This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003.  The Company has determined that the impact of the adoption of SFAS No. 149 has no significant effect on its consolidated financial position or results of operations.

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.  FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003.  It is not expected that the adoption of FIN No. 46 will have a material effect on the Company’s financial position or results of operations.

In March 2004, the Emerging Issues Task Force issued EITF 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The Task Force reached a consensus that mineral rights are tangible assets.  In April 2004, the FASB issued proposed FASB Staff Positions FAS 141-1 and FAS 142-1, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and EITF Issue No. 04-2, Whether Mineral Rights are Tangible or Intangible Assets.  The proposed FSPs amend SFAS 141 and 142 to conform them to the Task Force consensus.  The FSPs are effective for the first reporting period beginning after April 29, 2004.  The Company is in the process determining the effect of this standard on the Company’s results of operations, financial position or disclosures.

During 2004, deliberations began on EITF Issue No. 04-6, Accounting for Stripping Costs Incurred during Production in the Mining Industry.  Upon completion of their deliberations they will issue EITF 04-6, which will represent an authoritative US GAAP pronouncement for stripping costs.  This EITF is expected to be approved and issued in the first quarter 2005.  The Company is not at the production stage on any of its mineral properties and does not expect that the adoption of EITF 04-6 will have an impact on the Company’s financial position or results of operation.

In December 2004, the FASB issued SFAS No. 123(R), Share-Based Payment, which establishes accounting standards for all transactions in which an entity exchanges its equity instruments for goods and services.  SFAS No. 123(R) focuses primarily on accounting for transactions with non-employees.  SFAS No. 123(R) eliminates the intrinsic value measurement objective in APB Opinion 25 and generally requires the Company to measure the cost of employee services received in exchange for an award of equity instruments base don the fair value of the award on the date of the grant.  The standard requires granted date fair value to be estimated using either an option-pricing model which is consistent with the terms of the ward or a market observed price, if such a price exists.  Such cost must be recognized over the period during which an employee is required to provide service in exchange for the award.  The standard also requires us to estimate the number of instruments that will ultimately be issued, rather than accounting for forfeitures as they occur.  The Company is required to apply SFAS No. 123(R) to all awards granted, modified or settled in the first reporting period under US GAAP after June 15, 2005.  The Company is determining the effect that this standard would have on the financial position or results of operations in the future.

FORMATION CAPITAL CORPORATION

Notes to the Consolidated Financial Statements

17.

COMMITMENTS

(a)

The Company has certain obligations with respect to mineral property expenditures (Note 6).

(b)

Pursuant to employment agreements the Company may be obligated to pay up to $2,629,990 if certain management is terminated without cause or good reason.

(c)

The Company has annual operating lease commitments of approximately $75,000 for each of the next four years.

(d)

The Company has certain contractual commitments related to the Idaho Cobalt Project totalling $3,710,000 to be incurred in the next fiscal year.

18.

SUBSEQUENT EVENTS

From February 28, 2005 to the date of these financial statements the Company issued 1,757,500 common shares for proceeds of $706,875 on the exercise of share purchase warrants and stock options.  On March 31, 2005 the Company granted 615,000  shares of stock option.

FORMATION CAPITAL CORPORATION
(An exploration stage company)
Schedule of Expenditures for Idaho Cobalt Project
(Canadian Dollars)

	February 28,	February 29,
	2005	2004

Idaho Cobalt Project

Mineral property acquisition costs	$ 202,888	$ 50,739
Drilling	1,626,548	405
Field supplies and expenses	22,465	17,415
Engineering and consulting	876,144	288,528
Permitting	1,563,148	246,960
Communications	253,164	114,140
Automobile	1,022	2,181
General property expenses	62,320	48,916
Insurance	19,472	21,692
Reclamation	1,722	2,957
Base line studies	763,511	252,431
EIS Contract & Supervision	841,971	96,919
	6,234,376	1,143,283
EXPENDITURES, BEGINNING OF YEAR	14,351,832	13,208,549
EXPENDITURES, END OF YEAR	$ 20,586,208	$ 14,351,832